Exhibit 12.1
PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Nine Months Ended	Year Ended December 31,
	September 30, 2014	2013		2012	2011		2010		2009
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$87,280	$118,880		$125,379	$122,998		$123,633		$123,833
Amortization of debt premium, discount, and expenses	2,824	3,716		4,023	3,695		4,627		5,430
Interest from discontinued operations (including capitalized interest)	—	—		—	—		—		1,027
Estimated interest factor of lease rental charges	3,753	5,847		5,585	6,665		6,888		7,034
Preferred dividend requirements of subsidiary	590	800		769	864		1,075		759
Total Fixed Charges	$94,447	$129,243		$135,756	$134,222		$136,223		$138,083

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$162,166	$175,069		$175,035	$321,469		$(63,379)		$94,751
(Earnings) loss of equity investee	—	—		—	—		15,223		30,145
Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	162,166	175,069		175,035	321,469		(48,156)		124,896
Fixed charges as above	94,447	129,243		135,756	134,222		136,223		138,083
Interest capitalized	(4,166)	(5,209)		(5,432)	(2,697)		(3,401)		(7,743)
Non-controlling interest in earnings of Valencia	(11,140)	(14,521)		(14,050)	(14,047)		(13,563)		(11,890)
Preferred dividend requirements of subsidiary	(590)	(800)		(769)	(864)		(1,075)		(759)

Earnings Available for Fixed Charges	$240,717	$283,782		$290,540	$438,083		$70,028		$242,587

Ratio of Earnings to Fixed Charges	2.55	2.20	[1]	2.14	3.26	[2]	0.51	[3]	1.76

[1]  Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances at PNM. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.29.

[2]  Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes pre-tax losses of $21.4 million due to the write-off of regulatory disallowances at PNM and TNMP. If those losses were excluded, the Ratio of Earnings to Fixed Charges would have been 3.42. In addition, 2011 includes a pre-tax gain on the sale of First Choice of $174.9 million. If that gain were also excluded, the Ratio of Earnings to Fixed Charges would have been 1.96.

[3] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $66.2 million for the year ended December 31, 2010. Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR's investment in an equity investee. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 1.90.